National Bank of Greece

Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

October 6, 2010

Dear Mr. Vaughn,

RE: National Bank of Greece S.A.

Form 20-F for Fiscal Year Ended on December 31, 2009

Filed June 30, 2010

File No. 001-14960

We refer to your comment letter dated September 8, 2010 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (the “Company”).

Set forth below are the Company’s responses to your comments. For your convenience, the comments are repeated below prior to our response.

General

1.                  We note your disclosure regarding your plans to increase the restructuring of both performing and non-performing loans in 2010. Please ensure that your future filings disclose include the following information (to the extent the amounts continue to be material):

a.                   amount of modified loans by loan type that meet the definition of a troubled debt restructuring (TDR),

b.                   amount of modified loans by loan type that you believe do not meet the definition of a TDR,

c.                    how you determine if these loans are impaired,

d.                   amount of TDRs that are considered impaired by loan type,

e.                    your interest income recognition policies by loan type, and

f.                      how these loans are considered in your allowance for loan loss methodology.

Response:

We advise the Staff that our future filings will disclose the information requested.

Risk Factors, page 12

2.                  You state on page 19 that “In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece and, in addition, we currently have substantial exposure to certain real estate developers in Greece.” Please revise your future filings to more clearly quantify and describe the extent of your exposure to real estate developers in Greece” as referred to here.

Response:

We advise the Staff that, as at December 31, 2009, our exposure to real estate developers was less than 1.5% of our commercial loans and less than 0.8% of our total loans. Furthermore, we do not consider these loans to be “high risk loans”. Therefore, provided the relative significance and risk profile of our exposure to real estate developers does not increase significantly as is currently the case, we are considering removing the statement “… and, in addition, we currently have substantial exposure to certain real estate developers in Greece” in future filings. If we believe there is a significant risk associated with these loans in the future, we will include further disclosures related to this portfolio as high risk loans in the 20-F.

Allowance for Loan Losses — Methodology page 108

3.                  Please tell us in detail and revise future filings to disclose the historical period used in your coefficient and homogeneous analysis, how you determine the historical period to use, and whether you have changed the historical period during the periods presented.

Response:

We advise the Staff that the data used in our homogeneous analysis of consumer loans and credit cards covered the period 1999-2009, which is the full available data set. The choice was determined by the Basel II requirement that “at least five year point estimates are necessary for LGD estimation”. Since the recovery period chosen and studied covers six years, the loss rate is based on the five overlapping 6-year periods of 99 — 05, 00 — 06, 01 — 07, 02 — 08 and 03 — 09.

For small business loans, we used the period for which the estimation of necessary data was available, that is, 2002 — 2009, so that we incorporate the most recent recoveries available.

Finally, mortgage recoveries are estimated using data from the period 1989 - 2009 because the Greek legislation and judicial system, as well as business practices, lead to a very long recovery period.

Therefore, the historical periods used have been updated during each of the periods presented to incorporate the information becoming available during each period.

In our coefficient analysis for the corporate portfolio, the historical period used by our Group Risk Management division to estimate the default rate assigned to each credit rating is determined based on the six year period 1998 — 2004. Our rating model was first validated in 2005 by Moody’s Advisory Services and optimized for use in Greece. Since then, it is monitored regularly and its predictive ability is back-tested on an annual basis by our Group Risk Management Division following the Basel II guidelines on monitoring of rating models. The back testing has shown that the predictive ability of the model is indeed strong, so no change in criteria and weights was necessary. The probability of default (“PD”) assigned to each rating does not change from one period to the next, since obligor ratings are mapped to PDs given a long term central tendency default rate calibrated on the aforementioned period. Loss rates are estimated annually as at the reporting date.

In future filings we propose to enhance the discussion in the section “Allowance for Loan Losses-Methodology” on page 108 with more detailed disclosure regarding the methodology and the historical periods used as described above.

4.              Please tell us in detail and revise future filings to describe in detail how you have reflected the current economic crisis and negative credit trends in each component of your allowance methodology.

Response:

We advise the Staff that the effects of the current economic crisis and negative credit trends are reflected in each component of our allowance methodology as follows:

For specific allowances, the assessment of individually significant customers is performed on an individual basis. Therefore future expected cash flows take into consideration, customer’s risk profile, historical information for similar customers as well as an estimate of the impact of current economic conditions and negative credit trends existing at the time of the assessment. These estimates are management’s best estimates regarding the probable impact of the current economic environment on credit losses.

For the purpose of our coefficient and homogeneous analyses, the allowance methodology incorporates the most recent available behavioral information (as described in the response to item 3 above). Furthermore, regarding coefficient analysis, the rating of each individual corporate customer is re-assessed at least once a year (and more frequently if necessary) and its rating may change based on the customer’s financial position and prospects, qualitative criteria and current market conditions. Therefore, current economic conditions and trends, as at the reporting date, are reflected in the migration of obligors to worse rating grades, as expected.

Therefore, the Company believes the models used to estimate the probabilities of default and the loss rates used in the coefficient and homogeneous analysis incorporate all available information as at the reporting date and are adequate to use as a basis for management to estimate the allowance for loan losses.

In future filings we propose to incorporate the above discussion in section “Allowance for Loan Losses-Methodology” on page 108 of the 20-F.

Financial Statements

Note 3: Summary of Significant Accounting Policies — Resale and repurchase agreements, page F-22

5.                  You state here that resale and repurchase agreements are “generally” accounted for as secured lending and secured borrowing transactions. Please revise to describe the nature and magnitude of resale and repurchase agreement transactions which are not accounted for as secured lending and secured borrowing transactions and tell us how you determined such accounting was appropriate under the accounting literature. To the extent that all your resale and repurchase transactions were in fact accounted for as secured lending and secured borrowing transactions, please revise your future filings to more clearly state that fact.

Response:

We advise the Staff that all resale and repurchase agreements are accounted for as secured lending and secured borrowing transactions. We will revise future filings to delete the word “generally”.

Note 12: Available-for sale Securities, page F-36

6.                  We note your disclosure that the unrealized losses associated with debt securities are not considered to be other than temporary because the Group does not expect that they will default on any payment due:

a.                   Please provide us a list of your corporate debt securities issued by companies incorporated in Greece that details the amortized cost, fair value, the length of time the security has been in an unrealized loss position and the security’s credit ratings.

Response:

We advise the Staff that Appendix I includes the list of available for sale corporate debt securities issued by companies incorporated in Greece that are in unrealized loss position as at December 31, 2009(1).

We bring to the Staff’s attention that in the process of drafting this response letter we identified that, inadvertently, the table on page F-39 of our 20-F presents incorrect fair value amounts relating to available for sale debt securities. In summary, the aggregate fair values disclosed in the 20-F were understated by €1,545 million of which €1,313 million was in the fair values of “Greek government bonds”. These amounts were incorrectly extracted from our working schedules. We note that our working schedules were complete and accurate and the amounts relating to the unrealized losses are correct and agree with the amounts of unrealized losses presented in the table on page F-37. The Company considers that the nature and the magnitude of the errors is such that the judgment of a reasonable person relying on the 20-F would not have been changed or influenced by the correction of these errors, particularly regarding the potential impact of an other-than-temporay impairment (“OTTI”) in net income or equity. For this reason, and after considering both quantitative and qualitative factors set forth in the Staff’s guidance in Topic 1.M and Topic 1.N, the Company has concluded that these errors are not material to the financial statements taken as a whole as there is no impact on the balance sheet, statement of income and comprehensive income, statement of equity or statement of cash flows and management believes the most significant disclosure in this table is the unrealized losses which is correct. However, we have taken remedial measures to ensure that such errors do not recur. Our internal controls over financial reporting continue to be effective.

In future filings we will restate the comparative amounts in the table, as follows:

(1)  This information has been the subject of a confidentiality treatment request.

	2009
	Less than 12 months			12 months or longer			Total
	Fair Value		Unrealized Losses	Fair Value		Unrealized Losses	Fair Value		Unrealized Losses
	(EUR in thousands)
Available-for-sale securities
Greek government bonds	3,948,467	(1)	(269,737)	2,911,806	(2)	(392,094)	6,860,273	(3)	(661,831)
Debt securities issued by other governments and public entities	193,460	(1)	(1,170)	666,192	(2)	(36,466)	859,652	(3)	(37,636)
Corporate debt securities issued by companies incorporated in Greece	302,369	(1)	(25,307)	151,616	(2)	(48,590)	453,985	(3)	(73,897)
Corporate debt securities issued by companies incorporated outside Greece	170,609	(1)	(14,304)	473,102	(2)	(78,660)	643,711	(3)	(92,964)
Equity securities issued by companies incorporated in Greece	6,053		(1,099)	2,921		(537)	8,974		(1,636)
Equity securities issued by companies incorporated outside Greece	141		(16)	2,947		(1,683)	3,088		(1,699)
Mutual Fund units	84,952		(914)	199,163		(18,495)	284,115		(19,409)
Total	4,706,051	(1)	(312,547)	4,407,747	(2)	(576,525)	9,113,798	(3)	(889,072)

(1) The fair value amounts relating to the debt securities in an unrealized loss position for less than 12 months have been restated by €1,060 million, €3 million, €60 million, €25 million and €1,148 million, respectively.

(2) The fair value amounts relating to the debt securities in an unrealized loss position for 12 months or longer have been restated by €253 million, €6 million, €63 million, €75 million and €397 million, respectively.

(3) The fair value amounts relating to the total debt securities in an unrealized loss position have been restated by €1,313 million, €9 million, €124 million, €100 million and €1,545 million, respectively.

These restatements were performed to correct an inadvertent error in the presentation of these amounts.

b.                   Please provide us your other than temporary impairment analysis which clearly identifies the key factors you considered to conclude that each security will not default on any payment due. Specifically discuss how you considered the current economic crisis and negative credit trends. Identify any security that includes non-routine terms or structures or that is a trust preferred security, explain the terms and structures and explain how these impacted your analysis. Refer to ASC 320-10-35-33.

Response:

We advise the Staff that our OTTI analysis was performed in accordance with the guidance in ASC 320-10-35 “Investments-Debt and Equity Securities — Overall — Subsequent Measurement - Impairment of Individual Available-for-Sale and Held-to-Maturity Securities”. The analysis includes the steps described below.

1)            Unrealized loss

If the fair value of the debt security was below its amortized cost then the security is impaired in accordance with ASC 320-10-35-21 and we evaluated as at December 31, 2009 whether the impairment is other-than-temporary. Otherwise the security was not assessed further.

2)            Intention to sell

Of the debt securities in an unrealized loss position (step 1 above), as at December 31, 2009, we identified the securities that we intended to sell. For those securities an OTTI was considered to have occurred in accordance with ASC 320-10-35-33A.

3)            Required to sell

For the debt securities in an unrealized loss position (step 1 above) that we did not intend to sell (step 2 above), we considered the available evidence to assess whether it was “more likely than not” that we would be required to sell them before the recovery of their respective amortized cost bases. This analysis was based on our capital and liquidity position, the funding provided by the European Central Bank (ECB) through repurchase agreements, our ability to raise funds through securitizations and the issuance of covered bonds and the existence of the Hellenic Republic bank support plan. The  Hellenic Republic bank support plan was established in November 2008 and initially provided total support of EUR 28 billion (for a detailed discussion on the Hellenic Republic bank support plan see “The Hellenic Republic Bank Support Plan” on page 71 of our 20-F).

Based on the above we considered that, as at December 31, 2009, it was not “more likely than not” that we would be required to sell these securities, therefore an OTTI was not considered to have occurred in accordance with ASC 320-10-35-33B.

In addition, in May 2010, the Hellenic Republic bank support plan was augmented by EUR 15 million. Furthermore, subsequent to filing our 20-F, in July 2010 the Financial Stability Fund (FSF) was established as part of the IMF/Eurozone Stabilization and Recovery Program, which intends to maintain the stability of the Greek banking system by providing capital support, if a significant decline in capital buffers occurs (for a detailed discussion on the Financial Stability Fund see “The Financial Stability Fund” on page 69 of our 20-F), and in September 2010 the Hellenic Republic bank support plan was augmented by an additional EUR 25 million.

4)            Credit loss

For the debt securities in an unrealized loss position identified in (step 1 above), which we did not intend to sell (step 2 above) and for which we considered it was not “more likely than not” that we would be required to sell them (step 3 above), we assessed whether a credit loss exists, in accordance with ASC 320-10-35-33C. This assessment considered the factors described in ASC 320-10-35-33F to 35-33H.

The vast majority of the Group’s holdings in debt securities comprise Greek government bonds, for which the Bank is the major market maker and other sovereign debt instruments. The unrealized losses with respect to Greek government bonds reflect the deterioration in the Hellenic Republic’s credit rating and the widening of Greek government bonds’ credit spreads as a result of the adverse developments regarding the Greek public debt and fiscal deficit. On the other hand, as at December 31, 2009, the Hellenic Republic had not failed to make any scheduled interest or principal payments and we did not consider that based on these developments default was probable.

Of the unrealized losses relating to corporate debt securities issued by companies incorporated in Greece referred to in 6(a) above and presented in Appendix I, 97.5% relate to three major Greek banks. The assessment, as at December 31, 2009, for these securities considered the following key factors:

(i)           The length of time the fair value has been below the amortized cost;

(ii)        In most cases the extent of the loss was not significant. The securities with significant unrealized losses were not quoted in an active market and their fair value was estimated using internal models based on the contractual terms of the securities and the Credit Default Swap (CDS) rate for the same issuers (classified as level 2 fair value measurements). These instruments are subordinated and were acquired when credit spreads were significantly lower. The issuers have the right to call these securities and repay the nominal amount at specified dates. The decline in the fair value was mainly attributed to the increase in the CDS rate, which is influenced also by factors other than the issuer’s ability to repay these instruments (for example by liquidity and speculative movements in the CDS market itself). Other securities issued by the same issuers have smaller losses because they have shorter duration, they are not subordinated, or they were issued and/or acquired more recently with terms reflecting current credit spreads or at a cost already below par;

(iii)     The conditions in the Greek economy and the Greek banking sector and the financial, capital and liquidity position of these issuers as at December 31, 2009. In assessing this factor we also considered the existence of the Hellenic Republic bank support plan (see above);

(iv)      Deterioration of the credit ratings of these issuers;

(v)         The payment structure of the securities was simple (principal + interest);

(vi)      The issuers had not failed to make any scheduled interest or principal payments.

All of the above factors were considered in our OTTI analysis, however factors (i), (ii), (iv) and (v) weighted less compared to factors (iii) and (vi). Therefore, the financial, capital and liquidity position of these issuers, the fact that they continue to make all payment of principal and interest when due and the existence of the Hellenic Republic bank support plan, justify that, as at December 31, 2009, none of these issuers was expected to default on any payment and therefore no credit loss existed.

In addition, we bring to the Staff’s attention that during 2010 the financial, capital and liquidity position of these issuers have been adversely affected by the escalation of the economic crisis in Greece and the credit ratings of Greek banks were lowered in line with the downgrades of the Hellenic Republic. Moreover, during 2010, activity in the Greek bonds market has decreased or even ceased for certain periods and for certain securities. As a result of all of the above factors, observable prices for these debt securities declined further or ceased to exist.

On the other hand, we have been considering as a key mitigating factor the impact of the Hellenic Republic bank support plan, as well as the impact of the IMF/Eurozone Stabilization and Recovery Program agreed in May 2010 (for a detailed discussion on the IMF/Eurozone Stabilization and Recovery Program see “The macroeconomic environment in Greece —

The Hellenic Republic’s economic crisis” on page 61 of our 20-F). In addition, the three banks referred to above have enhanced their capital and liquidity position by participating in the Hellenic Republic bank support plan, are eligible for the supplement of this plan and are also eligible to apply for capital support by the FSF if needed. We consider, although risks and uncertainties described in the 20-F exist, that the above support plans significantly reduce the likelihood of default of the Hellenic Republic and the Greek banks.

Subsequent to the filing of our 20-F, in July 2010, all three banks participated successfully in the stress testing exercise performed by European Union banks, which was coordinated by the Committee of European Banking Supervisors in cooperation with the ECB.

On August 5, 2010, the European Commission, ECB, and the IMF issued a statement after the first quarterly review mission under of the IMF/Eurozone Stabilization and Recovery Program that stated that their overall assessment was that the program has made a “strong start” and that the end-June quantitative performance criteria had been met and the second tranche of €9 billion was released in September 2010.

Also, in July 2010, the FSF was established and in September 2010 the Hellenic Republic bank support plan was further augmented by EUR 25 billion.

c.                    Please provide us the information requested in a. and b. above for any other debt security with a credit rating below investment grade and/or those securities which you believe have the highest materiality and risk of credit loss.

Response:

We advise the Staff that, apart from certain of the securities already discussed in 6(a) above, as at December 31, 2009, we had no other securities with a credit rating below investment grade and unrealized losses. As mentioned above, the vast majority of the Company’s holdings in debt securities comprise Greek government bonds. During 2010, the Hellenic Republic’s credit rating was lowered by Standard & Poor’s Financial Services LLC to BB+ and by Moody’s Investors Services Limited to Ba1, which is below investment grade (see “D. Risk Factors - Risks Relating to the Hellenic Republic Economic Crisis - Uncertainty resulting from the Hellenic Republic’s economic crisis is having and is likely to continue to have a significant adverse impact on our business, results of operations and financial condition” on page 12 of our 20-F). In line with the downgrades of the Hellenic Republic, the credit ratings of the Greek banks were also lowered to below investment grade. As discussed above, we consider that, although risks and uncertainties described in the 20-F exist, the IMF/Eurozone Stabilization and Recovery Program and the Hellenic Republic bank support plan significantly reduce the likelihood of default of the Hellenic Republic and the Greek banks.

Note 18: Assets and Liabilities Classified as Held for Sale, page F-52

7.                  We note your disclosure that the re-classified assets were measured at the carrying amount before they were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the assets been continuously classified as held and used, because that amount was higher than the fair value at the date of the subsequent decision not to sell. Please provide us the accounting guidance that supports this decision. We note that ASC 360-10-35-44 (SFAS 144) provides guidance that the measurement should be the lower of the two measurements you include in your disclosure.

Response:

We advise the Staff that in the carrying amount of the assets reclassified from “held for sale” was measured in accordance with ASC 360-10-35-44, that is, at the lower of the fair value at the date of the subsequent decision not to sell and the carrying amount before they were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the assets been continuously classified as held and used. In Note 18 the word “higher” was unintentionally used instead of the correct word “lower”. We will revise future filings to replace “higher” with “lower”.

Note 33: Paid In Capital, page F-70

8.                  We note your disclosure that in May 2010 the Greek government “issued a law with the necessary legislative amendments under which the preference shares are not mandatory redeemable. However, if not redeemed after five years following their issuance, the coupon rate is increased by 2 % per annum cumulatively.” Please tell us how you considered the condition that the coupon increases by 2 % per annum if the shares are not redeemed after five years in your accounting determination that the shares should not be reported as a liability.

Response:

We advise the Staff that our accounting determination that these preference shares (the “Shares”) should not be reported as a liability was based on the following factors:

•             The shares are not mandatorily redeemable and neither embody a conditional or unconditional obligation to be redeemed as described in ASC 480-10-25-4, ASC 480-10-25-5 and ASC 480-10-25-7;

•             The payment of the return on the Shares is not “nondiscretionary” as defined in the Concepts Statement 6 par. 54 because, under Greek company law, any such distribution needs to be proposed by management and is subject to the approval of the Company’s Annual General Meeting (“AGM”).

•             The Shares are not mandatorily redeemable as defined in ASR 268 par. 2 “Definitions”, because:

(i)           the Company has not undertaken to redeem the shares on a fixed or determinable date;

(ii)        the shares are not redeemable at the option of the holders, and

(iii)     the shares do not have conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings.

•             Although the increase of the fixed return (step-up) by 2% per annum cumulatively may provide a degree of economic compulsion to redeem the Shares, payment of the return remains subject to approval by the AGM and the Shares remain not mandatorily redeemable.

•             We also considered par. B23 and B24 of the “Background Information and Basis of Conclusions” in FAS 150 that state among other that:

FAS 150 par. B23:   “…Similarly, preferred stock that is not redeemable does not impose on the issuer any obligation either to repurchase the shares or to pay dividends, even though failure to pay dividends may have adverse economic consequences for the issuer. Nonredeemable outstanding shares of both common and preferred stock lack an essential characteristic of a liability.” and

FAS 150 par. B24:   “…The Exposure Draft proposed that to the extent the shares are not mandatorily redeemable and no enforceable obligation to pay dividends exists, increasing-rate preferred stock does not embody an obligation on the part of the issuer and, therefore, should not be classified as a liability.” and

“…The Board deferred until the next phase of the project a decision about whether an increasing-rate dividend provision, as well as other forms of economic compulsion, imposes an obligation on the issuer that causes the instrument to be a liability.”

Based on the above, we concluded that the Shares should not be reported as a liability, in accordance with ASC 480-10 “Distinguishing Liabilities from Equity-Overall”.

Note 34: Redeemable Non-Controlling Interest, page F-72

9.              Please tell us in detail how you determined to measure your redeemable non-controlling interest at December 31, 2009, and provide us with the accounting guidance that supports your policy.

Response:

We advise the Staff that at December 31, 2009, the redeemable non-controlling interest (“NCI”) primarily relates to the fair value of 5% of Finansbank ordinary shares. We revised the accounting for our redeemable NCI at December 31, 2009, based on the revisions to EITF Topic D-98. As part of the revisions to Topic D-98, the SEC staff added transition guidance for NCI in the form of common equity that are redeemable at fair value. Paragraph 41 of Topic D-98 states, in part:

“The SEC staff is aware that some registrants have not previously applied the measurement guidance in paragraphs 13—17 of this SEC staff announcement when a noncontrolling interest issued in the form of a common security is redeemable at fair value. Those registrants should initially apply that measurement guidance no later than the effective date of Statement 160 (fiscal years beginning on or after December 15, 2008). Transition should be applied consistent with the transition guidance in paragraph 5(a) of Statement 160 (that is, retrospectively for all periods presented). [Footnote omitted]”

The SEC staff also added guidance on determining whether common equity securities (including NCI in the form of common equity securities) are considered “redeemable at fair value” when the redemption amount is based on a specified formula. Footnote 9 was added to Topic D-98 and states:

“Common stock that is redeemable based on a specified formula is considered to be redeemable at fair value if the formula is designed to equal or reasonably approximate fair value. The SEC staff believes that a formula based solely on a fixed multiple of earnings (or other similar measure) is not considered to be designed to equal or reasonably approximate fair value.”

As discussed in Note 34, pages F-72 and F-73 of the 20-F, the Company had entered into put and call agreements with non-controlling shareholders of its subsidiaries Finansbank, Stopanska Banka and Banca Romaneasca. These agreements were not considered freestanding instruments based on the glossary in ASC 480-10-20 and relate to common equity securities (ordinary shares). The redemption prices are based on either fair values determined at the redemption date or a price based on a formula. These agreements are currently or probably redeemable and the Company considered these agreements a single unit of account with the respective ordinary shares.

Following the transition guidance in these amendments, from January 1, 2009, the Company applied, retrospectively, the measurement guidance of ASR 268 and Topic D-98, as revised at the March 12, 2008, EITF meeting, and particularly the provisions regarding the measurement of redeemable NCI in common equity securities at fair value (paragraphs 12-17) and at “other than fair value” (paragraphs 15 — 16). According to these provisions, common equity securities that are currently or probably redeemable should be adjusted to their maximum redemption amount at each balance sheet date. The maximum redemption amount represents the fair value or the formula-based value and is calculated based on the conditions that exist as of the balance sheet date. This amount is presented in temporary equity and the excess of the NCI’s share of net income or loss is recorded directly to retained earnings.

10.       Revise your future filings to clarify whether your redeemable non-controlling interests are currently redeemable as of each balance sheet date presented.

Response:

We advise the Staff that, in future filings we propose to clarify that the redeemable NCI are currently or probably redeemable as of each balance sheet date presented.

11.       Please revise your future filings to disclose the significant terms of your put and call agreements related to the redeemable non-controlling interests.

Response:

We advise the Staff that in future filings we propose to amend the discussion in Note 34 as shown below and will include a description of the significant terms of the material put and call agreements outstanding at the reporting date (new text underlined, deleted text strike through):

“NOTE 34:  REDEEMABLE NON-CONTROLLING INTEREST

As part of the acquisition of Finansbank in 2006, the sellers~~,~~ retained a residual stake of 9.68% in the ordinary share capital of Finansbank, which was subject to put and call agreements, as provided for in the shareholders’ agreement between the Bank and the sellers, exercisable for a two year period commencing two years after closing of the acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank’s share, subject to certain performance criteria. These put and call agreements were not legally detachable neither separately exercisable from the respective shares held by FIBA. In August 2008, the Bank accepted the proposal of FIBA Holdings A.S. (the sellers) to acquire the shares of Finansbank held by the sellers (9.68%), as provided for in the shareholders agreement between the Bank and the sellers. The exercise price was determined in accordance with the agreement. In September 2008, NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S.

Similar put/call agreements that existed with the European Bank for Reconstruction and Development (“EBRD”) and International Finance Corporation (“IFC”) with respect to 10.8% each of Stopanska Banka’s share capital were settled in August 2010 following the exercise by EBRD and IFC of their put options.

Of the redeemable NCI outstanding as at December 31, 2010, EUR XXXX million relates to the fair value of  the arrangement with IFC regarding 5% of Finansbank ordinary shares. In April 2007, the Bank disposed of 5% of Finansbank ordinary shares to ~~International Finance Corporation (“~~IFC~~”)~~ for USD 259.2 million. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the mandatory tender offer. This stake is subject to put and call arrangements, as provided for in the shareholders’ agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. The put option price is the higher of (i) the fair market value of the shares as determined by independent valuation specialists and (ii) the price received compounded semiannually with 6-month Libor plus 25 basis points. These put and call agreements are neither legally detachable nor separately exercisable from the respective shares held by IFC. ~~The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.~~

~~Similar put/call agreements exist with the European Bank for Reconstruction and Development (“EBRD”) and IFC with respect to 10.8% each of Stopanska Banka’s share capital and~~ The remaining redeemable NCI relate to similar put and call arrangements with EBRD with respect to 10.21% of Banca Romaneasca’s share capital.”

12.       Please revise your future filings to provide a roll forward of your redeemable non-controlling interest for all periods presented.

Response:

We advise the Staff that in future filings we will provide a roll forward of the redeemable NCI in the “CONSOLIDATED STATEMENTS OF EQUITY” for all periods presented, as follows:

Redeemable non-controlling interest — Temporary equity

	Year ended December 31,
Amounts in EUR thousands	2008	2009	2010
Balance at beginning of year	655,236	256,208	254,499
Effect of adoption of fair value option on loan receivables and long term debt	(3,464)	—	X
As adjusted	651,772	256,208	X
Net income	21,700	21,820	X
Net changes in fair value of securities available for sale	(43)	1,967	X
Foreign currency translation adjustments	(21,531)	(2,360)	X
Pension liability	(32)	(131)	X
Redemption of redeemable NCI	(416,237)	—	X
Changes in the redemption amount of redeemable NCI	20,579	(23,005)	X
Balance at end of year	256,208	254,499	X

13.       Please tell us in detail and revise future filings to disclose how your non-controlling interest impacts earnings per share and provide us with your accounting analysis citing appropriate guidance that supports your policy.

Response:

As discussed in point 9 above, the Company has retrospectively applied for its redeemable NCI the measurement guidance in ASR 268 (as revised at the March 12, 2008, EITF meeting) and particularly the provisions regarding non-controlling interests in common equity securities redeemable at fair value and those with a formula-based redemption price.

We advise the Staff that consistent with the guidance in footnote 9 of EITF Topic D-98 and based on the relevant guidance for the EPS calculation (ASR 268, par. 22b), we did not retrospectively adjust the EPS calculations for instruments in which the redemption amount is determined based on a formula or fair value.

From January 1, 2009, all material redeemable NCI have redemption amounts determined based on their fair values at the date of redemption. As a result, consistent with ASR 268, par 22, which states that “adjustments to the carrying amount of a non-controlling interest issued in the form of a common stock instrument to reflect a fair value redemption feature do not impact earnings per share” there will be no impact on EPS calculations in regards to the adjustments of these NCI to its fair value at each balance sheet date. We will clarify the accounting policy to clearly state this fact.

Note 37: Fair Value of Financial Instruments, page F-76

14.       We note your disclosure that “although the estimation of loan loss allowance for impaired loans secured with collateral takes into consideration, among other factors, the fair value of the collateral, only in rare cases repayment is expected to be provided solely by the underlying collateral. Therefore such loans are not considered to be “collateral-dependent” and are not disclosed as Level 3 fair value measurements on a non-recurring basis.” Please confirm that you measure impairment for these loans based on the present value of expected future cash flows discounted at the loans effective interest rate. If you do not use this methodology, please revise future filings to disclose the information in ASC 820-10-50-5 for these loans.

Response:

We advise the Staff that we measure impairment for the loans that are not considered to be “collateral dependent” as defined in ASC 310-10-20 based on the present value of expected future cash flows discounted using the weighted average interest rate of the pool of loans collectively assessed for impairment.

15.       Please revise future filings to disclose the information required in ASC 820-10-50-5 for all loans where foreclosure is probable. We note impairment is required to be measured based on the fair value of collateral for these loans.

Response:

We advise the Staff that we will revise future filings to disclose the information required by ASC 820-10-50-5 for all loans where foreclosure is probable, as follows:

“Impaired loans include EUR XXX thousand and EUR XXX thousand for 2009 and 2010, respectively, which are secured with properties and for which foreclosure was probable. The impairment was measured based on the fair value of the collateral. These measurements are classified as level 3 in the fair value hierarchy. The fair value of the properties was estimated by qualified external or internal appraisers using one or more of the market approach, the income approach or the replacement cost approach. The key inputs, upon which these estimates are based, are market prices of similar properties, market yields and cost estimates.

Note 39: Employee Benefit Plans, page F-85

16.       Please revise to disclose how you measured fair value for your plan assets. Also consider the disclosure requirements in ASC 715-20-50-1d.5iv.

Response:

In future filings we propose to add a description of how fair value of our plan assets is measured, as follows: “Equity securities are measured based on closing prices in an active market as at the measurement date (Level 1) and deposit administration fund assets and deposits are measured at the fund balance plus any accrued return to policyholders.”

17.       Please tell us where you present the net gain or loss recognized in other comprehensive income for the periods presented separated into amounts arising during the period and reclassification adjustments of other comprehensive income as a result of being recognized as a component of net periodic benefit cost during the period. Refer to ASC 715-20-50-1h.

Response:

In future filings we propose to add the table below that presents the net gain or loss recognized in other comprehensive income (“OCI”) relating to employee benefit plans:

Amounts in EUR thousands	2007	2008	2009	Reference	Page

Actuarial gain / (loss)	4,109	(85,140)	(14,016)	“Actuarial loss/(gain)” in table “Change in pension benefit obligation (“PBO”)	F-88

Plan assets gain / (loss)	30,780	(107,591)	17,236	Included in “Actual return on assets” in the “Change in plan assets” table	F-88

Prior service cost	(35)	(1,563)	(2,223)

Amounts EUR (35) thousand, EUR (1,563) thousand and EUR (1,332) thousand in 2007, 2008 and 2009 respectively relate to “Prior service cost arising over last period” in the “Change in pension benefit obligation (“PBO”) table, and amount EUR (891) thousand in 2009 is included in “Adjustment for disposal and other” in the “Change in pension benefit obligation (“PBO”) table

					F-88

Regular amortization of actuarial losses	3,536	1,132	17,816	“Amortization of actuarial losses” in the “Net periodic pension cost” table	F-87

Actuarial losses reclassified to income statement as a result of voluntary retirement schemes	9,781	5,410	9,758	Included in “Cost of additional benefits” in the “Net periodic pension cost” table	F-87

Regular amortization of prior service cost	81	97	1,769	“Amortization of prior year cost” in the “Net periodic pension cost” table	F-87

Total recognized in OCI	48,252	(187,655)	30,340

In future filings we propose to include the following table with the amounts recognized in OCI relating to employee benefit plans, as part of our disclosures in Note 39:

Amounts in EUR thousands	2008	2009	2010
Net loss/ (gain)	34,889	(192,731)	3,220
Prior service cost	(35)	(1,563)	(2,223)
Amortization of net (loss) / gain	13,317	6,542	27,574
Amortization of prior service cost	81	97	1,769
Total recognized in OCI	48,252	(187,655)	30,340

In connection with our responses above, we acknowledge that:

•                      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact Mr. Ioannis Kyriakopoulos on + 30 210 369 5701.

Yours sincerely,

/s/ Anthimos Thomopoulos

Anthimos Thomopoulos

Chief Financial Officer and

Head of Retail Banking

National Bank of Greece

Copy:                                             Nikolaos C. Sofianos

Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Xenia Kazoli

Allen & Overy

Appendix I:                             Available for sale corporate debt securities issued by companies incorporated in Greece as at December 31, 2009

Confidential treatment requested and the redacted material has been separately filed with the SEC.